Filed by Sorin S.p.A.

pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Companies: Sorin S.p.A., Cyberonics, Inc. and Sand Holdco PLC

Date: June 17, 2015

This filing relates to a proposed business combination involving

Sorin S.p.A., Cyberonics, Inc. and Sand Holdco PLC

(Subject Company Commission File No.: 000-19806;

Commission File No. for Registration Statement on Form S-4: 333-203510)

REATING A PREMIER GLOBAL MEDICAL TECHNOLOGY COMPANY

Disclaimer / Safe Harbor Statement
Important Information for Investors and Shareholders
This presentation is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended (the “Securities Act”), and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. This communication does not represent an investment solicitation in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended.
Sand HoldCo PLC (“HoldCo”) has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of Cyberonics, Inc. (“Cyberonics”) that also constitutes a preliminary prospectus of HoldCo (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declared effective by the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SORIN S.P.A. (“SORIN”), CYBERONICS, HOLDCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.
Investors and shareholders are able to obtain free copies of the definitive proxy statement/prospectus (once it becomes available) and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC (1) on Cyberonics’ website at www.cyberonics.com within the “Investor Relations” section or by contacting Cyberonics’ Investor Relations through its website at www.cyberonics.com (for documents to be made available to Cyberonics shareholders) or (2) on Sorin’s website at www.sorin.com (for documents to be made available to Sorin shareholders).
The release, publication or distribution of this press release in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions. Italian CONSOB Regulation No. 11971 of May 14, 1999 Prior to the extraordinary meeting of Sorin shareholders, Sorin has voluntarily made available an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 14, 1999, as amended), in accordance with applicable terms.
Italian CONSOB Regulation No. 17221 of March 10, 2010
Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), HoldCo is a related party of Sorin, being a wholly owned subsidiary of Sorin. The merger agreement providing for the terms and conditions of the transaction, which exceeds the thresholds for “significant transactions” pursuant to the Regulation, was approved unanimously by the board of directors of Sorin. The merger agreement and the merger of Sorin into HoldCo are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article [13.1.(v)] of the “Procedura per operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by Sorin on October 26, 2010 and published on its website (www.sorin.com). Pursuant to this exemption, Sorin has not and will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation.
Participants in the Distribution
Sorin, Cyberonics and HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding Cyberonics’s directors and executive officers is contained in Cyberonics’s Annual Report on Form 10-K for the year ended on April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 30, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.
Cautionary Statement Regarding Forward Looking Statements
This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act) concerning Cyberonics, Sorin, HoldCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise. They are based on current beliefs of the management of Cyberonics, Sorin, and HoldCo as well as assumptions made by, and information currently available to, such management, and therefore, you are cautioned not to place undue reliance on them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. None of Cyberonics, Sorin or HoldCo undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the applicable safe harbor provisions of the Exchange Act and the Securities Act described above. Factors that could cause actual results to differ materially from those in the forward-looking statements include the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Cyberonics, Sorin, and HoldCo to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Cyberonics and Sorin operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and HoldCo and the analogous section from Sorin’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB) by Sorin; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Cyberonics’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC by Cyberonics and HoldCo and those described in Sorin’s annual reports, registration documents and other documents filed from time to time with CONSOB by Sorin. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Sorin share or Cyberonics share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Sorin share or Cyberonics share, as applicable. None of Cyberonics, Sorin andHoldCo gives any assurance (1) that any of Cyberonics, Sorin or HoldCo will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

2

Sorin Group and Cyberonics Inc. to create a leading global medical technology company
Diverse, market-leading product portfolio to drive shareholder value
Technical and commercial scale across geographies to enhance revenue growth
Focused innovation platform to exploit market opportunities and accelerate product development in Heart Failure, Sleep Apnea and Percutaneous Mitral Valve to improve patient outcomes All-stock transaction resulting in pro forma combined equity value of approximately $3 billion1 Transaction expected to drive cash flow generation and be cash EPS2 accretive to all shareholders from 2016
1) Based on the closing share price of Sorin Group and Cyberonics on 10 June 2015. Market capitalizations translated at €/$ exchange rate of 10 June 2015.
2) Cash EPS based on US GAAP, excluding transaction related expenses, purchase accounting and stock based compensation expenses. Calculated on a fully diluted basis

Compelling strategic rationale
Opportunities in Three Global Scale and Leadership in Large and Multi-Billion Dollar Geographic Growing Markets Specialty Markets Diversification
Highly Complementary Strong Balance Sheet to Technologies Execute Plan

Cyberonics and Sorin at a glance

	Cyberonics	SORIN GROUP
Revenues[1]	$292m	$998m
Manufacturing Facilities	2	10
Employees	~650	~3,900
Market Leadership	▪ Leader in devices for epilepsy and neuromodulation pioneer	▪ Global leader in Cardiac Surgery and leading innovator in CRM
Growth Platforms	▪ Neuromodulation for Heart Failure (HF) ▪ Closed-loop neuromodulation (AspireSR®) ▪ Obstructive Sleep Apnea ▪ Remote monitoring and seizure detection	▪ Sutureless valve (Perceval™) and Goal-Directed-Perfusion system ▪ CRT optimization system (SonR™) ▪ Neuromodulation for Heart Failure (HF) ▪ Central Sleep Apnea ▪ Percutaneous mitral valves ▪ Emerging markets expansion

1) FY 2015 figures as of April 24th, 2015 for Cyberonics. FY 2014 figures as of December 31st 2014 for Sorin translated at an average exchange rate of $1.33/€1

SORIN GROUP AT THE HEART OF MEDICAL TECHNOLOGY
5
Cyberonics

Global scale and geographical diversification
Louvain-la-Neuve, Belgium
Suzhou, China
Denver, CO Saluggia, Italy Brussels
Clamart, France
Vancouver, BC Munich, Germany Meylan, Dominican France Republic Mirandola, Italy Houston, TX Cantù, Italy Costa Rica
Joint venture, China
Cyberonics
Manufacturing and
São Paulo, Brazil offices
Sorin
Manufacturing and R&D NewCo Business Unit Headquarters

Highly complementary businesses …
Business Unit Geography
Neuromodulation International
100% 19%
Revenues1: $292m
US
81%
CRM US
33% 23%
Revenues1 : $998m
Cardiac
International Surgery
77% 67%
1) FY 2015 figures as of April 24th 2015 for Cyberonics. FY 2014 figures as of 31st December 2014 for Sorin translated at an average exchange rate of $1.33/€1

.leading to diversified product portfolio and broader geographical reach
Pro forma revenues by geography1 Pro forma revenues by business1
Neuromodulation Rest of 23% World
21%
Europe
43% Cardiac
$1.3bn $1.3bn Surgery
52%
US
CRM
36%
25%
1) FY 2015 figures as of April 24th 2015 for Cyberonics. FY 2014 figures as of 31st December 2014 for Sorin translated at an average exchange rate of $1.33/€1

Leadership in large and growing markets
Bringing together global leaders in Cardiac Surgery and Neuromodulation Leveraging an innovative Cardiac Rhythm Management platform
CARDIAC
NEUROMODULATION CRM SURGERY
Cardiopulmonary global Long-standing leader in Leading innovator in CRM leader Neuromodulation – Strong position in Europe #1 in Heart-lung #1 position in devices for and Japan machines epilepsy – Innovative products #1 in Oxygenators – FDA approval for AspireSR® focused on patient Leading player in Pioneer in VNS treatment for outcomes mechanical and tissue heart failure – Robust pipeline valves – CE Mark for VITARIATM
On-going roll out of new products

Highly complementary technologies and selling capabilities
Shared technologies Complementary commercialization capabilities
Implantable electronics
Market development skills Patient awareness & physician Heart Failure Neuromodulation education
VNS Science
Epileptologists
and Expertise
Wireless Neurologists
MRI-Compatibility Capabilities
Neurosurgeons
Algorithms Remote
Rechargeable Monitoring
Clinicians Cardiac Surgeons Leads Electrophysiologists
ICD Marketing
Closed- HF Cardiologists
& loop Sales Perfusionists
Sleep Apnea CRM Selling in competitive markets Global footprint

Opportunities in billion dollar specialty markets

- Accelerated development and commercialization of new product categories
- The combined opportunities leverage Cyberonics' ability to develop markets and Sorin's geographical reach





	Heart Failure (HF)	Sleep Apnea	Percutaneous Mitral
Potential market opportunity	> $1 billion	> $1 billion	> $1 billion
Cyberonics programs	VITARIA™	Investment in ImThera Ownership of Apnex assets and IP (OSA)	-
Sorin programs	Equilia™ Intense	Investment in Respicardia (CSA)	Investments in Caisson, High Life, Cardiosolutions
Timing of earliest European market entry	2015	2015	2017
Commentary	Creates broad portfolio strength, technological expertise and market development potential	Dual path approach with opportunities in large and under-addressed Central and Obstructive Sleep Apnea markets	Programs in both Percutaneous Mitral Repair and Replacement

SORIN GROUP
AT THE HEART OF MEDICAL TECHNOLOGY
11
Cyberonics

Operating synergies driving significant incremental value
Heart failure Capitalizing on market relationships with wider product range
Neuromodulation revenue Cyberonics’ leverage of Sorin’s commercialization network
Manufacturing Purchasing savings and improved manufacturing overhead utilization
Optimizing clinical trials for Heart Failure; building on technology assets, in
R&D optimization particular micro-electronic design, wireless technology and MRI-compatibility
Corporate overhead Building an efficient corporate structure
~$80 million of annual pre-tax operating synergies to be delivered by the end of 2018

Experienced, world-class management team
André-Michel Ballester Dan Moore
Chief Executive Officer Non-Executive Chairman of the Board
Michel Darnaud Stefano Di Lullo Rohan Hoare Jacques Gutedel
Head of Cardiac Head of Cardiac Head of Head of Surgery Rhythm Management Neuromodulation Intercontinental
Ed Andrle Greg Browne Brian Sheridan Pritpal Shinmar David Wise Demetrio Mauro
Strategy, Business Development Interim Chief General Counsel Global Market Access HR & IT Chief Integration Officer and New Ventures/Emerging Financial Officer Therapies

Transaction overview
HoldCo Domicile and listing Exchange ratio
Incorporated in the UK and UK tax 1:1 of HoldCo stock for Cyberonics resident shareholders
Dual listed on Nasdaq and London Stock 0.0472:1 of HoldCo stock for Sorin Exchange shareholders
Ownership Governance
Cyberonics shareholders: ~ 54% Dan Moore (Cyberonics) will be Non-
Sorin shareholders: ~ 46% Executive Chairman
André-Michel Ballester (Sorin) will be CEO
Board of Directors equally balanced (4 by Sorin, 4 by Cyberonics and 1 jointly selected)

Transaction timeline: closing expected by end of September 2015
Key milestones achieved Next steps
Unanimous approval by BoD and deal announcement End of 60-day Sorin Creditor Rights period
26 Feb 27 July
Cyberonics stockholders meeting (at least 20 US Antitrust approval business days after S-4 Form is declared effective by
14 April
SEC)
HoldCo management and integration team
Submission of listing application with NASDAQ & announced approval of UK HoldCo prospectus by UKLA
12 May
Sorin EGM approved proposed merger Joint application to the UK Court & formal listing
26 May submission to LSE
End of 15-day Sorin Shareholder Withdrawal Right period HoldCo shares begin trading on Nasdaq & LSE
12 June

Driving significant shareholder returns
Stronger and more diversified platform for growth
Revenue growth • Significant revenue potential from highly complementary Heart acceleration Failure programs
Leverage Sorin’s commercialization network for Neuromodulation
Approximately $80 million annual pre-tax operating synergies by 2018
Synergies
R&D optimization, manufacturing & supply chain and overlapping corporate costs
EPS impact • Cash EPS1 accretive for all shareholders from 2016
Significant EPS accretion thereafter
Balance Sheet • Compelling financial profile with robust cash flow generation implications • Pro forma net debt position close to zero
1) Cash EPS based on US GAAP, excluding transaction related expenses, purchase accounting and stock based compensation expenses. Calculated on a fully-diluted basis

Contacts
FOR SORIN GROUP: FOR CYBERONICS, INC.:
Investors: Investors: Demetrio Mauro Greg Browne
CFO CFO
Sorin Group Cyberonics, Inc.
Tel: +39 02 69969 512 Tel: +1 281 228 7262 e-mail: investor.relations@sorin.com e-mail: ir@cyberonics.com
Francesca Rambaudi Media:
Director, Investor Relations
Sorin Group Sard Verbinnen & Co
Tel: +39 02 69969 716 e-mail: investor.relations@sorin.com New York:
Andrew Cole / Chris Kittredge Media: Tel: +1 212 687 8080
Gabriele Mazzoletti London:
Director, Corporate Communications Conrad Harrington Sorin Group +44 020 3178 8914 Tel: +39 02 69969 785 e-mail: corporate.communications@sorin.com
Edward Simpkins
Kal Goldberg
Finsbury (London)
Finsbury (New York) Tel: +44 7958 421 519 Tel: +1 646 805 2000 e-mail: edward.simpkins@finsbury.com e-mail: Kal.Goldberg@finsbury.com

About Sorin

Sorin (www.sorin.com) is a global, medical device company and a leader in the treatment of cardiovascular diseases. The Company develops, manufactures, and markets medical technologies for cardiac surgery and for the treatment of cardiac rhythm disorders. With approximately 3,900 employees worldwide, the Company focuses on two major therapeutic areas: Cardiac Surgery (cardiopulmonary products for open heart surgery and heart valve repair or replacement products) and Cardiac Rhythm Management (pacemakers, defibrillators and non invasive monitoring to diagnose and deliver anti-arrhythmia therapies as well as cardiac resynchronization devices for heart failure treatment). Every year, over one million patients are treated with Sorin devices in more than 100 countries.

Important Information for Investors and Shareholders

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended (the “Securities Act”), and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. This communication does not represent a public offering, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended.

Sand Holdco PLC has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of Cyberonics, Inc. (“Cyberonics”) that also constitutes a preliminary prospectus of HoldCo (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declared effective by the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SORIN S.P.A., CYBERONICS, HOLDCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and shareholders are able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC (1) on Cyberonics’ website at www.cyberonics.com within the “Investor Relations” section or by contacting Cyberonics’ Investor Relations through its website at www.cyberonics.com (for documents to be made available to Cyberonics shareholders) or (2) on Sorin’s website at www.sorin.com (for documents to be made available to Sorin shareholders).

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

Italian CONSOB Regulation No. 11971 of May 14, 1999

Prior to the extraordinary meeting of Sorin shareholders, Sorin has voluntarily made available an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 14, 1999, as amended), in accordance with applicable terms.

Italian CONSOB Regulation No. 17221 of March 10, 2010

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), HoldCo is a related party of Sorin, being a wholly owned subsidiary of Sorin. The merger agreement providing for the terms and conditions of the transaction, which exceeds the thresholds for “significant transactions” pursuant to the Regulation, was approved unanimously by the board of directors of Sorin. The merger agreement and the merger of Sorin into HoldCo are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 13.1.(v) of the “Procedura per operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by Sorin on October 26, 2010 and published on its website (www.sorin.com). Pursuant to this exemption, Sorin has not and will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation.

Participants in the Distribution

Sorin, Cyberonics and HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the preliminary proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus filed with the SEC. Information regarding Cyberonics’s directors and executive officers is contained in Cyberonics’s Annual Report on Form 10-K for the year ended on April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 30, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act) concerning Cyberonics, Sorin, HoldCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise. They are based on current beliefs of the management of Cyberonics, Sorin, and HoldCo as well as assumptions made by, and information currently available to, such management, and therefore, you are cautioned not to place undue reliance on them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. None of Cyberonics, Sorin or HoldCo undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the applicable safe harbor provisions of the Exchange Act and the Securities Act described above. Factors that could cause actual results to differ materially from those in the forward-looking statements include the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Cyberonics, Sorin, and HoldCo to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Cyberonics, Sorin, and Holdco operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and HoldCo and the analogous section from Sorin’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB) by Sorin; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Cyberonics’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC by Cyberonics and HoldCo and those described in Sorin’s annual reports, registration documents and other documents filed from time to time with CONSOB by Sorin. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Sorin share or Cyberonics share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Sorin share or Cyberonics share, as applicable. Neither Cyberonics, Sorin, nor HoldCo gives any assurance (1) that either Cyberonics, Sorin or HoldCo will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

Contacts:

For Sorin:

Media: Gabriele Mazzoletti Director, Corporate Communications Sorin Group Tel: +39 02 69 96 97 85 Mobile: +39 348 979 22 01 e-mail: corporate.communications@sorin.com	Investors: Francesca Rambaudi Director, Investor Relations Sorin Group Tel: +39 02 69969716 e-mail: investor.relations@sorin.com

For Cyberonics:

Investors:

Greg Browne

Chief Financial Officer

Cyberonics, Inc.

Tel: +(1) 281-228-7275

e-mail: greg.browne@cyberonics.com